Marshall Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

Ph. (direct): 312-461-5920

Fax (direct): 312-461-2817

December 29, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20543

Re:	Marshall Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on November 28, 2011 regarding Post-Effective Amendment Number 72 to the Registrant’s Form N-1A Registration Statement filed on October 14, 2011 (the “Post-Effective Amendment”) for the purpose of registering shares of four new series of the Registrant: the BMO Dividend Income Fund, the BMO Monegy High Yield Bond Fund, the BMO Pyrford Global Absolute Return Fund, and the BMO Pyrford International Stock Fund (each, a “Fund,” and collectively, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Comments Applicable to All New Funds

1.	Comment: Supplementally provide the legend to be used in the Summary Prospectuses.

Response: Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. You can find the Fund’s Prospectus

Ms. Deborah O’Neal-Johnson

and other information about the Fund online at www.bmofundsus.com. You can also get this information at no cost by calling 1-800-236-FUND (3863) or by sending an e-mail request to bmofundsus.services@micorp.com or by asking your broker/dealer, investment professional or financial institution. The Fund’s Prospectus and Statement of Additional Information, both dated December 29, 2011, are incorporated by reference into this Summary Prospectus.

2.	Comment: In the “Annual Fund Operating Expenses” tables of the Prospectus, the caption “Fee Waiver and Expense Reimbursement” may only be shown if the fee waiver/expense reimbursement is anticipated to be used during the fiscal year.

Response: The Registrant confirms that the fee waiver and/or expense reimbursement agreement is anticipated to be used for each Fund as the projected annualized operating expenses for each Fund are higher than the contractual expense limitations.

3.	Comment: Confirm that all exclusions from the Adviser’s agreement to waive fees and/or reimburse expenses are listed in the footnote to the “Annual Fund Operating Expenses” table.

Response: The Registrant confirms that all exclusions from the expense limitation are included in the footnote; and disclosure has been added to specifically reference Acquired Fund Fees and Expenses.

4.	Comment: The Adviser’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectus to be included in the “Annual Fund Operating Expenses” tables.

Response: The Registrant confirms that the Adviser’s contractual agreement to limit expenses extends for at least one year from the date of the Prospectus.

5.	Comment: Confirm that the titles with the Adviser of relevant sub-adviser of the individuals listed as a “Portfolio Manager” are disclosed.

Response: The Registrant confirms that the titles of the portfolio managers with the Adviser or relevant sub-adviser are disclosed.

6.	Comment: Remove the references to the potential waiver or lowering of investment minimums and the referral to a fund investor’s broker/dealer for additional information from the Fund Summaries.

Response: The references have been removed from the Fund Summaries.

7.	Comment: Consider shortening the biographies for the Portfolio Managers in the Prospectus to include only the name, title and length of service.

Response: The biographies have been shortened for each of the BMO Monegy High Yield Bond Fund, the BMO Pyrford Global Strategic Return Fund, and the BMO Pyrford International Stock Fund.

Ms. Deborah O’Neal-Johnson

8.	Comment: Confirm whether the Fund’s portfolio holdings will be made available on the Funds’ website, and if so, include disclosure in the Prospectus under the heading “Portfolio Holdings” regarding the availability of the Fund’s portfolio holdings.

Response: The Registrant respectfully submits that the current disclosure on page 30 of the prospectus is in compliance with Item 9(d) of Form N-1A.

9.	Comment: Disclose for each performance composite whether expenses applicable to the Fund that were not included in the composite may have increased or lowered the performance shown.

Response: The requested disclosures have been made.

10.	Comment: Confirm for each performance composite whether the management fee used to calculate net-of-fee performance of the composite is the highest in the “standard management fee” disclosed in the Adviser’s or sub-adviser’s Form ADV during the relevant time period.

Response: For the Funds that did not use the Fund’s expense structure, the highest fee disclosed in the Adviser’s or sub-adviser’s Form ADV was used.

11.	Comment: Confirm for all performance composites whether the composite performance presented is net of all fees and expenses other than custodian fees.

Response: For the Funds that did not use the Fund’s expense structure, the Registrant was advised that the performance presented was net of management fees and transaction costs.

12.	Comment: In the descriptions of each of the performance composites, indicate that accounts included in the composite had “substantially similar investment policies and strategies” instead of “comparable investment objectives and risks”.

Response: The disclosures have been revised as requested.

13.	Comment: In the descriptions of each of the performance composites, confirm whether the exclusion of accounts smaller than $2 million from the composite causes the investment performance of the composite to be materially misleading.

Response: The Adviser and relevant sub-advisers confirmed that exclusion of certain smaller accounts as noted in the footnote disclosure did not cause the investment performance of the composite to be materially misleading.

14.	Comment: In the discussion of “Swap Agreements and Options on Swap Agreements” on page B-15 of the Statement of Additional Information, confirm that Funds that sell credit default swaps will cover the full notional value of the swaps sold.

Response: The Registrant confirms that, in all cases, Funds that sell credit default swaps will cover the full notional value of the swaps sold.

Ms. Deborah O’Neal-Johnson

BMO Dividend Income Fund Comments

No additional comments.

BMO Monegy High Yield Fund Comments

15.	Comment: Consider defining non-investment grade securities under Principal Investment Strategies or Principal Risks in the Fund Summary.

Response: The requested disclosure is included in Principal Risks under “High Yield Securities (Junk Bonds) Risks”.

16.	Comment: Add the term “junk” following references to high yield bonds in the Prospectus.

Response: The requested language has been added.

17.	Comment: Indicate if there is a maturity strategy.

Response: The Registrant confirms that there is no maturity strategy.

18.	Comment: Add a disclosure of the speculative nature of high yield securities to the Principal Risks discussion in the Summary Prospectus.

Response: The requested disclosure has been added.

BMO Pyrford Global Absolute Return Fund Comments

19.	Comment: Explain why the Fund’s investment objective is consistent with the Fund’s name.

Response: The Registrant confirms that the Fund has been renamed the “Pyrford Global Strategic Return Fund”.

20.	Comment: If applicable, disclose a maturity strategy in connection with the investment strategy to invest in investment grade sovereign debt securities.

Response: Duration decisions are noted in the current disclosure as follows: “In investing in investment-grade sovereign debt securities, the Fund will seek to add value through geographical allocations and duration decisions made by the sub-adviser on the basis of established fundamental value metrics (such as dividend yields, return on equity and P/E ratios). …. When sovereign fixed income markets offer poor value and bond yields are expected to rise, short-duration sovereign bonds will be held due to their low price sensitivity to changes in yield levels.” No additional maturity strategy is contemplated other than as disclosed

21.	Comment: Disclose the types of equity securities in which the Fund may invest.

Ms. Deborah O’Neal-Johnson

Response: The requested disclosure has been added.

22.	Comment: If applicable, add corresponding disclosure if investment in non-investment grade debt will be a principal investment strategy.

Response: Investment in non-investment grade debt will not be a principal investment strategy so no additional disclosure has been added.

23.	Comment: Disclose whether the “significant downside protection” offered by the Fund will result in any limitations on upside potential.

Response: Disclosure has been added that states: “Because of Pyrford’s focus on capital preservation and downside protection, it is likely that the Fund will not fully participate in upside capture in the markets in which its invests.”

24.	Comment: If the Fund will invest in small cap companies as a principal investment strategy, add a description of this risk to the Principal Risks disclosure.

Response: The requested disclosure has been added.

BMO Pyrford International Stock Fund Comments

25.	Comment: Explain in more detail the criteria considered by the Subadviser in determining where a company in which the Fund invests is located.

Response: The requested disclosure has been added.

26.	Comment: If the Fund will invest in small cap companies as a principal investment strategy, add a description of small-cap risk to “Principal Risks”.

Response: The requested disclosure has been added.

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If you have any questions regarding these responses, please call me at 312.461.5920.

Very truly yours,

/s/ Linda S. VanDenburgh
Secretary

cc:	John Blaser (Marshall Funds, Inc.)

Maureen A. Miller (Vedder Price P.C.)